SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2007
HDFC BANK LIMITED
(Translation of registrant’s name into English)
HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
(Address of principal executive offices)
Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934
Yes ☐     No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 15th March, 2007	HDFC BANK LIMITED
	By:	/s/ Vinod Yennemadi
Name : Vinod Yennemadi
		Title:	Country Head- Finance, Taxation,
Administration and Secretarial

EXHIBIT INDEX
Exhibit I
Description
Communication issued to NYSE dated 15th March, 2007 intimating about the change in directorship of the Bank.